SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ENHERENT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

293313-10-2

(CUSIP Number)

Lori Stanley, Esq.

General Counsel

enherent Corp.

845 Third Avenue

6th Floor

New York, New York 10022

Tel. No.: (646) 331-8633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP NO. 293313-10-2

1.	Name of Reporting Person/I.R.S. Identification No. of Above Person (entities only) Pamela Fredette
2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,876,731(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 5,876,731 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,876,731 (1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14.	Type of Reporting Person IN

(1)	Includes 2,608,562 shares of common stock that may be acquired upon exercise of options exercisable within 60 days of the date of this statement.
(2)	Based upon 54,984,215 shares outstanding after the issuance of 2,608,562 shares of common stock upon exercise of outstanding options that may be exercised within 60 days of the date of this statement.

SCHEDULE 13D

Introductory Note

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on April 8, 2005, and amended by Amendment No. 1, filed on June 15, 2005.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “enherent Shares”), of enherent Corp., a Delaware corporation (“enherent”). The principal executive offices of enherent are located at 845 Third Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)-(c), (f) Items 2(a)-(c), (f) are hereby supplemented as follows:

Ms. Fredette is currently the Chairman, President and Chief Executive Officer of enherent. Ms. Fredette’s business address is c/o enherent Corp., 845 Third Avenue, New York, New York 10022.

(d)-(e) Response unchanged.

Item 3.	Source and Amount of Funds.

Item 3 is hereby amended and restated as follows:

Of the 5,876,731 enherent Shares subject to this Schedule 13D (the “Subject enherent Shares”), 4,526,512 were acquired as a result of the merger of Dynax Solutions, Inc. with and into enherent effective as of April 1, 2005, pursuant to the Agreement and Plan of Merger dated as of October 12, 2004, as amended by the First Amendment to Agreement and Plan of Merger dated as of November 4, 2004 (the “Merger”). Ms. Fredette did not pay additional consideration with respect to the Subject enherent Shares acquired in connection with the Merger. The remaining 1,350,219 Subject enherent Shares were purchased by Ms. Fredette for investment purposes with her personal funds.

Item 4.	Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

On December 3, 2007, the employment agreement dated June 8, 2005, by and between enherent and Ms. Fredette was amended by the Amendment (as defined below).

During the period beginning January 1, 2007 and ending on December 21, 2007, Ms. Fredette has acquired 1,350,219 enherent Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) As of December 21, 2007, Ms. Fredette owns 5,876,731 enherent Shares (which includes 2,608,562 enherent Shares that may be acquired upon exercise of options exercisable within 60 days of the date of this Schedule 13D (the “Subject enherent Options”)), which represents 10.7% of the outstanding enherent Shares, which percentage was calculated by dividing (i) the 5,876,731 shares beneficially owned by Ms. Fredette by (ii) the sum of (A) 52,375,653 enherent Shares outstanding as of November 6, 2007 based upon the Form 10-Q filed by enherent with the Securities and Exchange Commission on November 11, 2007, and (B) the 2,608,562 enherent Shares issuable upon exercise of outstanding options that may be exercised within 60 days of the date of this Schedule 13D.

(b) Ms. Fredette has sole voting power and sole dispositive power over 5,876,731 enherent Shares.

(c) Item 5(c) is hereby amended and restated as follows:

Ms. Fredette purchased from her broker 100,000 enherent Shares on December 21, 2007 at a price of $0.1338 per share; and 450,000 enherent Shares on December 20, 2007 at a price of $0.1151 per share.

Ms. Fredette has previously purchased on the open market 5,219 enherent Shares on December 17, 2007 at a price of $0.1000 per share; and 295,000 enherent Shares on December 17, 2007 at a price of $0.1140 per share.

(d) Response unchanged.

(e) Response unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On December 3, 2007, enherent entered into the First Amendment to Employment Agreement by and between the Company and Pamela A. Fredette, President and Chief Executive Officer of enherent (the “Amendment”), the terms of which are described in Item 5.02 of the Current Report on Form 8-K filed by enherent on December 4, 2007.

Item 7.	Material to be Filed as Exhibits.

Response unchanged.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAMELA FREDETTE

By:	/s/ Pamela Fredette

Dated: January 2, 2008